555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
	Boston	New York
	Brussels	Orange County
January 31, 2012	Chicago	Paris
	Doha	Riyadh
	Dubai	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Shanghai
	Houston	Silicon Valley
VIA EDGAR AND HAND DELIVERY Max A. Webb Assistant Director Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	London Los Angeles Madrid Milan	Singapore Tokyo Washington, D.C.

Re:	ACL I Corporation Amendment No. 1 to the Registration Statement on Form S-4 Filed December 22, 2011
File No. 333-178345

Dear Mr. Webb:

On behalf of our client, ACL I Corporation, a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Registration Statement on Form S-4 of the Company filed with the Commission on December 6, 2011 and as amended by Amendment No. 1 (“Amendment No. 1”) filed with the Commission on December 22, 2011 (collectively, the “Registration Statement”).

This amendment reflects certain revisions to the Registration Statement in response to the comment letter to Mr. Mark K. Knoy, the Company’s Chief Executive Officer, dated January 13, 2012, from the staff of the Commission (the “Staff”). For your convenience we are also providing copies of Amendment No. 2, marked to show changes against Amendment No. 1, in the traditional non-EDGAR format to each of Tonya A. Aldave and you.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

January 31, 2012

General

1.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Response: The Company acknowledges the Staff’s comment and confirms that the offer will be open at least through midnight on the twentieth business day.

2.	We note that you include financial statements of ACL I, the successor and registrant, in accordance with Rules 3-01 and 3-02 of Regulation S-X. We also note that you include the financial statements of Commercial Barge Line Company (“CBL”), a subsidiary and predecessor. However, only the financial statements of CBL that represent predecessor financial statements of the registrant should be included in the filing. Accordingly, please remove the post-acquisition financial statements of CBL.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the financial statements of CBL by adding a note on each page thereof indicating that references in such financial statements to “Successor” or “Successor Company” and “Predecessor” or “Predecessor Company” refer to CBL. Please see pages F-45 through F-80 and F-81 through F-100. The Company further advises the Staff that it has provided similar clarifying disclosure with respect to the index to the financial statements. Please see page F-1.

3.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Response: The Company acknowledges the Staff’s comment and confirms that it will update the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

4.	Provide a currently dated consent from the independent registered public accounting firm in the amendment.

Response: In response to the Staff’s comment, the Company has provided a currently dated consent from the independent registered public accounting firm in Amendment No. 2 as Exhibit 23.1.

January 31, 2012

Prospectus Cover Page

5.	Please revise to state whether any national securities exchange or the Nasdaq Stock Market lists the securities offered, naming the particular market, and identifying the trading symbol for these securities. Refer to Item 501(b)(4) of Regulation S-K.

Response: The Company has revised the prospectus cover page in response to the Staff’s comment to state that the securities offered are not listed on any national securities exchange or the Nasdaq Stock Market.

Industry and Market Data, page iii

6.	Please revise the first sentence to clarify that you believe the information is accurate by replacing the passive voice of “is believed.”

Response: The Company has revised the disclosure on page iii in response to the Staff’s comment to replace the passive voice of “is believed.”

Prospectus Summary, page 1

7.	Please revise the first sentence to remove the sense that the summary is not complete. It is a complete summary.

Response: The Company has revised the disclosure on page 1 in response to the Staff’s comment to remove the sense that the summary is not complete.

Our company, page 1

8.	On page 22, you indicate that you evaluate performance based on segment earnings, which is defined as operating income. However, your discussion in this section and your discussion of segments mostly focuses on Adjusted EBITDAR. In this regard, please tell us how your current presentation of Adjusted EBITDAR complies with the Regulation S-K, Item (10)(e) requirement that prohibits presenting a non-GAAP measures with equal or greater prominence to the most directly comparable GAAP measure. Specifically, please tell us why Adjusted EBITDAR should be presented without regard to the most directly comparable GAAP measure or segment operating income and several other operating measures, provided within MD&A, which management uses to evaluate performance.

Response: The Company acknowledges the Staff’s comment and respectfully submits that its current presentation of Adjusted EBITDAR complies with the Regulation S-K, Item (10)(e) requirement that prohibits presenting a non-GAAP measures with equal or greater prominence to the most directly comparable GAAP measure. For the consolidated business, the Company presents Adjusted EBITDAR alongside its GAAP measures of operating income/(loss) and net income/(loss) on a consolidated basis and operating income/(loss) on a segmental basis, which is the most directly comparable GAAP measure.

January 31, 2012

The Company presents Adjusted EBITDAR as a supplemental measure as it is the measure used by management to understand and evaluate the operating performance of the Company’s business, both on a consolidated basis and at the segment level. Management believes that this supplemental measure provides the basis of presentation that is most useful for its purposes, as well as providing users with greater transparency into and a useful tool in analyzing the Company’s core operating business, because Adjusted EBITDAR adjusts for the reported impact upon the Successor entity of changes in the form of corporate organization, changes in share-based compensation, annual cash incentive plans for Company executives and aspects of the business restructured by management. As these items represent significant differences in the GAAP reported measures of operating income/(loss) and net income/(loss), failure to provide a clarifying disclosure such as Adjusted EBITDAR would result in the presentation of financial measures that are not comparable and are less understandable to the financial statement user.

9.	Revise to include the net income for all periods where you discuss consolidate revenue.

Response: The Company has revised the disclosure on pages 1 and 81 in response to the Staff’s comment to include the net income for all periods where the Company discusses consolidated revenue. However, the Company respectfully submits that with respect to each of the Company’s segments, the Company does not calculate net income, but instead calculates operating income. The only items reflected in net income that are not also reflected in operating income are interest expense, tax expense and other income/loss, none of which the Company allocates by segment.

10.	We do not understand the point of the last sentence if the things appraised are not securing this debt, and we are not sure of the relation of the net forced liquidation value is to this debt. Please revise for clarity.

Response: The Company has revised the disclosure on pages 1 and 81 in response to the Staff’s comment regarding the relation of the net forced liquidation value to this debt.

Competitive Strengths, page 4

11.	In light of the nine months’ losses, please revise the phrase “Proven Ability to Manage Cash Flow.”

Response: The Company acknowledges the Staff’s comment and respectfully submits that the phrase “Proven Ability to Manage Cash Flow” appropriately describes a competitive strength of the Company as it has strategically managed its cash flow in order to achieve positive operating cash flow, while concurrently reinvesting in the business. For example, the Company’s predecessor generated $63.1 million, $128.9 million and $120.5 million in cash from operating activities for the years ended December 31, 2010, 2009 and 2008, respectively, which was sufficient cash flow to fund the business and service its debt obligations. Further, for the nine months ended September 30, 2011 (Successor) and 2010 (Predecessor), the Company had a use of cash

January 31, 2012

from operating activities of $6.8 million (which had been a use of cash of $14.2 million through the first six months of 2011) and provision of cash from operating activities of $42.1 million, respectively. The change in cash used in operations was primarily attributable to $56.2 million in lower net income adjusted for non-cash charges and a higher use of cash for working capital in the first nine months of 2011 of $7.0 million. A significant reason for the higher use of cash for working capital was the decision by management to temporarily increase steel inventory levels at Jeffboat. This decision was made to take advantage of market changes in steel prices that would allow the Company to lower the overall cost of its barge production in the latter half of 2011 and early 2012. Given the Company’s ample availability under its credit agreement, this increase in working capital was deemed to be in the best interests of the Company and its stakeholders. As of September 30, 2011, approximately $12 million of incremental steel inventories were held by Jeffboat as a result of this purchase decision. Without regard to this amount, the Company would have generated more than $5 million of positive cash flow from operations during the period ended September 30, 2011. Additionally, as described in Management’s Discussion and Analysis of Financial Condition and Results of Operations, historically, the Company’s revenue and profits have been lower during the first six months of the year and higher during the last six months of the year and the Company’s working capital requirements typically track the rise and fall of its revenue and profits throughout the year. The Company expects that full year 2011 performance will be significantly positive despite an estimated $10.4 million margin impact due to flooding in the second quarter, $18.3 million in higher restructuring and severance related expenses and the Company’s decision to increase Jeffboat’s steel inventory levels. Accordingly, the Company has revised the disclosure on pages 4 and 84 in response to the Staff’s comment to more clearly explain the phrase “Proven Ability to Manage Cash Flow.”

Risk Factors, page 19

12.	We note your disclosure that the “risks described below are not the only risks [you] face.” All material risks should be discussed in this section. Please revise this paragraph to clarify that you have discussed all known material risks.

Response: The Company has revised the disclosure on page 19 in response to the Staff’s comment to clarify that the Company has discussed all known material risks.

13.	Please add a risk factor concerning the risk that you are currently not meeting the ratio of earnings to fixed charges, disclosing the amount of deficiency, and that this pattern might continue. See page 51.

Response: The Company has supplemented the disclosure on page 22 in response to the Staff’s comment to add a risk factor concerning the risk that the Company is currently not meeting the ratio of earnings to fixed charges, disclosing the amount of deficiency, and that this pattern might continue.

January 31, 2012

14.	Please revise the first new risk factor on page 29 to disclose the percentage distributed to equity holders in the heading.

Response: The Company has revised the disclosure on page 20 in response to the Staff’s comment to disclose the percentage distributed to equity holders in the heading.

15.	Refer to the first risk factor on page 24. Please revise or explain to us the number $7.5 in the last paragraph.

Response: The Company has revised the disclosure on page 24 in response to the Staff’s comment to revise or explain the number $7.5 in the last paragraph thereof.

Expiration Date; Extensions; Amendments, page 35

16.	You reserve the right “to delay the acceptance of any outstanding notes.” Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Response: The Company has revised the disclosure on page 35 in response to the Staff’s comment to clarify in what circumstances the Company will delay acceptance and confirms that any such delay will be consistent with Rule 14e-1(c).

17.	Please revise to state that a press release announcing any extension, amendment or termination of the exchange offer will disclose the number of securities tendered as of the date of such notice.

Response: The Company has revised the disclosure on page 35 in response to the Staff’s comment to state that a press release announcing any extension, amendment or termination of the exchange offer will disclose the number of securities tendered as of the date of such notice.

Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations, page 38

18.	You combine predecessor and successor periods during your discussion and analysis of operating results. However, due to the change in basis arising from the application of purchase accounting, the successor financial statements and ongoing operations are not comparable with prior period financial statements and operations of the predecessor. In this regard, we believe it would be inappropriate to merely combine and discuss the predecessor and successor periods without reflecting all relevant pro forma adjustments required by Article 11 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and respectfully submits that the results for the year ended December 31, 2010 have been presented on a combined basis without reflecting all pro forma adjustments because the impact of the change in basis of accounting for the successor ten-day period are immaterial to the Company’s

January 31, 2012

results for the full year. The Company believes that presenting the results on a combined basis facilitates a comprehensive and meaningful discussion of past operational trends as it is presented on the basis that is reasonably comparable to the previous period presented (the year ended December 31, 2009). The Company notes that the use of pro forma financial statements, as required by Article 11 of Regulation S-X in this regard, would result in uncomparable financial statement presentation and would significantly complicate the comparison and understanding of the financial results reported in the periods presented. However, the Company advises the Staff that, within a standalone paragraph of the subject period over period comparison, it has included a full discussion of the impact of the new basis of accounting on each of the relevant income statement items, which are also adjustments included in the pro forma financial statements elsewhere in Amendment No. 2. The Company respectfully submits that it believes this presentation provides investors with information necessary to fully understand the impact of these items on the financial presentation included in the filing. Finally, management has reviewed the impact of these differences on the combined financial presentation included in the filing and believes such impact to be immaterial and has disclosed this belief.

Use of Proceeds, page 43

19.	Please add a second paragraph disclosing the uses of the original notes which are now being exchanged.

Response: The Company has revised the disclosure on page 43 in response to the Staff’s comment to disclose the uses of the original notes which are now being exchanged.

Unaudited Pro-Forma Financial Information, page 45

20.	We note that on February 15, 2011, you completed a private placement of $250 million in aggregate principal amount of 10.625% /11.375% Senior PIK Toggle Notes due 2016. We also note you include a pro-forma adjustment for this transaction to present interest expense for the entire year ended December 31, 2010. However, your most recent historical statement of operations for the quarter ended September 30, 2011 does not include a full nine months of interest for such notes. In this regard, please revise your filing to provide a pro forma consolidated statement of operations for the latest interim period that includes a pro forma adjustment for the Toggle Notes assuming the transaction occurred at the beginning of 2011.

Response: The Company has revised the disclosure on page 49 in response to the Staff’s comment to provide a pro forma consolidated statement of operations for the latest interim period that includes a pro forma adjustment for the Toggle Notes assuming the transaction occurred at the beginning of 2011.

Notes to the Unaudited Pro-Forma Condensed Consolidated Income Statement, page 48

21.

While you provide an explanation for the pro forma adjustments recorded, please expand your notes to include the underlying calculation for such adjustments. For example, you should disclose the increase in the fair value of your property and equipment, by asset

January 31, 2012

type, resulting from the Acquisition along with any changes to the associated lives of such assets. In addition, please provide the calculation for the tax benefits associated with each adjustment.

Response: The Company has revised the disclosure on page 48 in response to the Staff’s comment to expand the notes to the Pro Forma Condensed Consolidated Income Statement to include the underlying calculation for the pro forma adjustments.

22.	Based on your risk factor disclosures on page 23, the exchange notes will be treated as issues with original issue discount for U.S. federal income tax purposes. In light of the fact that the offering includes the payment-in-kind interest payment of $14,218,750, please tell us whether or not you recorded a pro-forma adjustments for the treatment of the exchange notes as issues with original issue discount for U.S. federal income tax purposes.

Response: The Company acknowledges the Staff’s comment and confirms that the Company recorded a pro-forma adjustment for the treatment of the exchange notes as issued with original issue discount for U.S. Federal income tax purposes.

23.	Please provide us with significant support for your conclusion that the pro forma adjustments related to restructuring charges, equity based compensation, public company costs and compensation cost savings are appropriate. In this regard, while you indicate that such costs are non-continuing expenses, please clarify how these adjustments comply with Rule 11-02 of Regulation S-X. In addition, please note that Rule 11-02(5) of Regulation S-X is intended to address onetime non-recurring charges outside your ordinary course of business resulting from the transaction (e.g. transaction fees).

Response: The Company acknowledges the Staff’s comment and respectfully submits that based on the more detailed support provided below, the amounts estimated as pro forma adjustments related to restructuring charges, equity based compensation, public company costs and compensation cost savings are appropriate under Rule 11-02 of Regulation S-X because the adjustments are attributable to the transaction, factually supportable and anticipated to have a continuing impact in 2011 and thereafter. The Company believes that these adjustments will assist investors in analyzing the future prospects and the core business of the Company because they illustrate the possible scope of the change in the Company’s historical financial position and results of operations caused by the Acquisition.

Restructuring Charges

The $1.1 million of restructuring charges included in the pro-forma adjustments represents costs incurred in 2010 related to the closure of the Houston office, related severance and other reorganization expenses that are outside the Company’s ordinary course of business and not expected to recur.

January 31, 2012

Equity Based Compensation

The table below presents equity based compensation for the years ended December 31, 2008, 2009 and 2010 as well as the expected equity based compensation for the year ended December 31, 2011. With respect to the year ended December 31, 2011, the expense only relates to participants in the Predecessor’s Omnibus Incentive Plan that were at the vice-president level and above on December 21, 2010, most of whom were terminated with accelerated vesting in 2011. At December 31, 2011 only $168,000 in equity based compensation remains to be absorbed over the period extending through the first quarter of 2013, which is the last vesting date for grants under the old plan issued prior to the Acquisition. The Company believes that the adjustments for equity based compensation outlined below are reasonable and appropriate because they are not expected to recur in the future.

(Dollars in millions)	Total Charges	Adjustment Amount
2008	$9.3	$9.3
2009	8.2	8.2
2010	7.5	7.5
2011	2.3	Full year not in S-4
Nine months ended September 30, 2011	2.2	2.2

Public Company Costs

The table below presents the realized full year 2011 cost savings associated with public company expenses as compared to the amounts that were paid for the full year 2010. The Company believes that the adjustments for public company costs outlined below are reasonable and appropriate because they are not expected to recur in the future.

(Dollars in millions)
Insurance premiums (primarily director and officer)	$0.3
Director fees and board costs	0.4
Internal audit department reductions	0.3
Investor relations department reductions	1.3
Sarbanes-Oxley control audit fee reductions	0.2

Total	$2.5

EBITDAR adjustment amount	$2.5

Compensation Cost Savings

The table below presents compensation costs savings for the years ended December 31, 2008, 2009 and 2010. The Company’s historical compensation plan payouts presented below are compared to the incentive plan metric, Adjusted EBITDAR. As a result of Platinum’s restructuring of the Company’s cash bonus plan following the Acquisition, the Company expects annual cash bonus payments to be in the range of 5% to 7% of gross Adjusted EBITDAR each year and, in any event, significantly lower than 2010 levels as a percentage of gross Adjusted EBITDAR. The expected payout for 2011 is more consistent with years prior to 2010 and the Company believes that this will be consistent with payouts going forward both in terms of dollar amount and as a percentage of Adjusted EBITDAR.

January 31, 2012

	2008	2009	2010	2011
	(Dollars in millions, except percentages)
Adjusted EBITDAR	$185.1	$140.5	$145.8	$160.4
Bonus Payment	11.4	8.3	19.1	11.5
Gross Adjusted EBITDAR	196.5	148.8	164.9	171.9
Bonus Payment as % of Gross Adjusted EBITDAR	5.8%	5.5%	11.5%	6.7%
Recomputed 2010 bonus at 6.7%			$11.0
EBITDAR adjustment amount			9.2
As a percent of Gross Adjusted EBITDAR			5.6%

Selected Historical Consolidated Financial Data, page 49

24.	In light of the fact that EBITDAR and Adjusted EBITDAR exclude significant cash expenses related to your ongoing operations, please revise to disclose the reasons why you believe the presentation of these two non-GAAP measures provides useful information to investors regarding your financial condition and results of operations. Also, on page 22, you indicate that you evaluate performance based on segment earnings, which is defined as operating income. In this regard, also revise to provide a statement disclosing the additional purposes, if any, for which EBITDAR is used in managing your operations.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that because the Successor company’s operations differ materially from its Predecessor due to changes in the form of corporate organization and governance, share-based compensation, annual cash bonus plans, operating expenses associated with being a publicly traded company and aspects of the business restructured by management, the Company believes that EBITDAR and Adjusted EBITDAR provide investors with greater transparency into, and a useful tool in analyzing, the performance of the Company’s core operating business. Accordingly, the Company has revised the disclosure on page 18 in response to the Staff’s comment to disclose the reasons why the Company believes the presentation of these two non-GAAP measures provides useful information to investors regarding the Company’s financial condition and results of operations and also additional purposes for which EBITDAR is used in managing the Company’s operations.

Contractual Obligations, page 78

25.	We note that, on February 15, 2011, you completed a private placement of $250 million in aggregate principal amount of 10.625%/11.375% Senior PIK Toggle Notes due 2016. While tabular disclosure of contractual obligations is only required annually, it appears the issuance of the Toggle Notes represents a material change to the information contained in the table and therefore should be discussed in the narrative to this table.

January 31, 2012

Response: The Company has revised the disclosure on page 79 in response to the Staff’s comment to discuss the issuance of the Toggle Notes in the narrative to the contractual obligations table.

26.	On page 75, you indicate that your funding requirements include capital expenditures (including new barge purchases), vessel and barge fleet maintenance, interest payments and other working capital requirements. You also indicate that your cash operating costs consist primarily of purchased services. In this regard, please verify that you do not have any purchase obligations to purchase goods and services that are enforceable and legally binding, that specify all significant terms, including the quantities to be purchased, price provisions and the approximate timing of the transactions, at December 31, 2010.

Response: The Company acknowledges the Staff’s comment and verifies that it does not have any purchase obligations to purchase goods and services that are enforceable and legally binding, that specify all significant terms, including the quantities to be purchased, price provisions and the approximate timing of the transactions, at December 31, 2010. Additionally, the Company has revised the disclosure on page 76 to clarify that the Company’s cash operating expenses are encompassed within the scope of its working capital requirements.

Manufacturing Segment, page 81

27.	Please provide support for your belief that “Jeffboat operates the largest inland single-site shipyard and repair facility in the United States.”

Response: The Company acknowledges the Staff’s comment and respectfully submits that while there is no independent data supporting the statement that “Jeffboat operates the largest inland single-site shipyard and repair facility in the United States,” the Criton Corporation report (which we have provided supplementally herewith) provides that Jeffboat is the second largest manufacturer of brown water barges in the United States. As the statement “Jeffboat operates the largest inland single-site shipyard and repair facility in the United States” cannot be supported by a research report alone, the Company has revised the disclosure on page 82 to state that “Jeffboat operates one of the largest brown water barge manufacturing facilities in the United States” in response to the Staff’s request to provide support for the belief that “Jeffboat operates the largest inland single-site shipyard and repair facility in the United States.”

Seasonality, page 90

28.	Please disclose the source of data for the chart appearing on page 91. If the source of this data is not generally publicly available for a low or nominal subscription fee, provide a consent.

Response: The Company acknowledges the Staff’s comment and notes that the data utilized in the chart on page 91 is part of its internal tracking of the daily grain tariff rates by river segment. The data is compiled from quotes by area by day from grain suppliers. There are several services that also track rates both for a fee (such as Informa) and at no

January 31, 2012

charge (the U.S. Department of Agriculture tracks rates, primarily by surveying market participants and they are available at no charge on their website). Though we believe that the rates quoted by Informa and the U.S. Department of Agriculture are consistent as to trend, they are not identical to those utilized in the chart on page 91 which has been based on the Company’s proprietary data.

Principal Stockholders, page 118

29.	Please revise this section to include all of the information required by Item 403 of Regulation S-K.

Response: The Company has revised the disclosure on page 119 in response to the Staff’s comment to include all of the information required by Item 403 of Regulation S-K.

Ranking, page 124

30.	Please revise to clarify what Opco and Opco Notes are when you first refer to them.

Response: The Company has revised the disclosure on page 125 in response to the Staff’s comment to clarify what Opco and Opco Notes are when the Company first refers to them.

Material United States Federal Income Tax Considerations, page 168

31.	Please revise throughout this section to state that note holders are encouraged to consult their own tax advisors, rather than stating that they should consult their tax advisors.

Response: The Company has revised the disclosure on page 169-175 in response to the Staff’s comment to state that note holders are encouraged to consult their own tax advisors, rather than stating that they should consult their tax advisors.

Condensed Consolidated Statement of Cash Flows, page F-29

32.	It appears the accrual of interest on your 10.625% /11.375% Senior PIK Toggle Notes due 2016 was reflected as an operating activity in your Consolidated Statements of Cash Flows. In this regard, please confirm that you intend to similarly account for the eventual payment of this accrued interest as an operating activity. For guidance, see ASC 230-10-45-17(d).

Response: The Company acknowledges the Staff’s comment and confirms that the Company intends to account for the eventual payment of the payment-in-kind interest accrued on the PIK Toggle Notes as an operating activity.

January 31, 2012

Signatures, page II-4

33.	Please revise the language preceding signatures of your officers and directors in their individual capacities to follow the language in Form S-4.

Response: The Company has revised page II-4 in response to the Staff’s comment to revise the language preceding signatures of the Company’s officers and directors in their individual capacities to follow the language in Form S-4.

Index to Exhibits, page II-5

34.	We note that you state that Exhibit 10.22 is included in Exhibit 10.25. However, we are unable to locate Exhibit 10.25. Please revise or advise.

Response: The Company has revised page II-6 in response to the Staff’s comment to revise or advise within which document Exhibit 10.22 is included.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (202) 637-1028 or my colleague, Brandon J. Bortner, at (202) 637-2117 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Patrick H. Shannon Patrick H. Shannon of LATHAM & WATKINS LLP

Enclosures

cc:

Brandon J. Bortner, Latham & Watkins LLP

Tonya K. Aldave, Securities and Exchange Commission